SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2005

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Haayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on August 8, 2005 announcing "ECtel Reports 16 % Sequential Increase in Revenues and Positive Cash Flow of $1.4 Million in Q2/2005; Further Reduction in Net Loss to $0.5 Million".

Such press release is hereby incorporated by reference into: (i) the Registrant`s Registration Statement on Form F-3, Registration No. 333-83736; and (ii) the Registrant`s Registration Statement on Form S-8, Registration No. 333-12256.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________________

Ron Fainaro,
Senior Vice President and

Chief Financial Officer

Dated:  August  16, 2005

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Index to Exhibits

Exhibit No. Exhibit

1 Press Release issued August 8, 2005

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EXHIBIT 1

For Immediate Release

ECtel Reports 16 % Sequential Increase in Revenues and Positive Cash Flow of $1.4 Million in Q2/2005;

Further Reduction in Net Loss to $0.5 Million

Rosh Ha'ayin, Israel, August 8, 2005-- ECtel Ltd. (Nasdaq: ECTX), a leading provider of Fraud Prevention and Revenue Assurance solutions, today reported financial results for the second quarter ended June 30, 2005.

Highlights for the Quarter:

●        Revenues increased to $5.6 million representing 16%  increase over previous quarter and 110% year-over-year growth

●        Positive cash flow of $1.4 million

●        Gross margin improved to 50% from 48% in Q1/05

●        Net loss dropped to $ 0.5 million

●        Increased backlog

●        Global framework agreement with Huawei Technologies Co. Ltd, one of the world's leading networking and communications equipment companies.

Revenues for the second quarter of 2005 were $5.6 million, compared to $4.8 million for the first quarter of 2005, and $2.7 million for the second quarter of 2004.

Net loss for the second quarter of 2005 dropped to $0.5 million, or $0.03 loss per share, compared to net loss of $0.8 million, or $0.04 loss per share, for the first quarter of 2005, and net loss of $12.2 million, or $0.68 per share, for the second quarter of 2004.  Revenues for the six months ended June 30, 2005 increased by 74% to $10.5 million from $6 million in the comparable period of 2004.  Net loss for the six months ended June 30, 2004 dropped to $1.3 million from $9.3 million in the comparable 2004 period.

"We are pleased to report another quarter of growth for ECtel", stated Eitan Naor, President and CEO of ECtel.  "The second quarter financial results reflect our success in executing our growth plans and in enhancing our leadership in the fraud prevention market.  We succeeded in increasing ECtel's penetration of targeted markets and generating a positive cash flow".

"During the second quarter, we extended our cooperation with various channel partners and alliances. One example of this is our previously announced global framework agreement with Huawei, one of the world's leading networking and communications equipment companies.  Our world-wide channels and partners are an important key in implementing our long-term strategy and improved business model".

"FraudView®, ECtel`s state-of-the-art fraud detection and prevention solution for wireline, wireless, and next-generation networks, contributed most to our revenues this quarter. We see a growing demand for FraudView®, especially among our customers that are migrating to next-generation networks and choosing to extend the implementation of our comprehensive solutions in their networks".

"ECtel's one-platform, multiple application product strategy is proving highly effective allowing our customers to upscale their network by supplementing ECtel's revenues assurance solutions side-by-side with our previously installed FraudView® product suite. Having a broad installed base, consisting of dozens of world-leading telecom operators, we believe that ECtel's one-platform-multiple-application product strategy can further enhance our installed-base capitalization".

Mr. Naor concluded, "Part of ECtel's growth strategy calls for increased investment in new products and services. I believe that our evolving pipeline and comprehensive offerings well position us in taking advantage of new business opportunities."

Conference call

ECtel management cordially invites you to participate in an interactive teleconference to discuss the results today, Monday, August 8, 2005 at 10:00 am ET (9:00 am CT; 7:00 am PT, and 5:00 pm Israel time). To participate, please dial one of the following numbers, and request the ECtel Q/2 2005 Earnings Results Conference call.

     In the United States:                        866-860-9642

     In Israel:   03-918-0600

     In the United Kingdom:   0-800-917-5108

     All Other International Callers:   +972-3-918-0600

A digitized replay will be available from 1:30 pm ET today until midnight ET August 10, 2005. To access the replay, please dial:

     In the United States: 866-276-1485

     In Israel:   03-925-5952

     All Other International Callers:   +972-3-9255952

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About ECtel

ECtel is a leading global provider of cutting-edge Fraud Prevention and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art software and hardware technologies, ECtel's cost-effective systems are utilized by premier telecommunications operators throughout the world. ECtel Ltd. is traded on NASDAQ under the symbol ECTX. For additional information, visit ECtel's web site at http://www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the Company's ability to successfully execute a growth plan, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

#End#

Contacts:
ECtel Ltd.	ECtel Ltd.
Ron Fainaro	Danit Hakimian
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +972-3-9002102	Tel: +972-3- 9002113
Fax: +972-3-9002103	Fax: +972-3-9002103
Email: Ronf@ectel.com	Email: danith@ectel.com

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